UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549			OMB APPROVAL
			OMB Number:	3235-0101
			Expires:	March 31, 2010
Estimated average burden hours per response . . .2.00

FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933			SEC USE ONLY

DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.			CUSIP NUMBER
1(a) NAME OF ISSUER Agfeed Industries, Inc.	(b) IRS IDENT. NO. 20-2597168	(c) S.E.C. FILE NO. 001-33674	WORK LOCATION
1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
Suite A1001-1002, Tower 16, Hengmao Int'l Center Nanchang City, Jiangzi Province, China 330003					86	791-666-9093
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	CITY	STATE	ZIP CODE
No.107 Wulonggang, Floor Zhang Gong Qu, Jiangzi
JunQing Xiong	Not Applicable	Affiliate	Province, Ganzhou China 341000

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (M0. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common	Radnor Research & Trading Co. LLC 290 King of Prussia Road, Building 2, Suite 120, Radnor, PA 19087		716,078	3,802,374	43,925,263	January 7, 2010	NASDAQ

INSTRUCTIONS:
1.	(a)	Name of issuer.	3.	(a)	Title of the class of securities to be sold.
	(b)	Issuer’s IRS Identification Number.		(b)	Name and address of each broker through whom the securities are intended to be sold.
	(c)	Issuer’s SEC file number, if any.		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
	(d)	Issuer’s address, including zip code.		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
	(e)	Issuer’s telephone number, including area code.		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
2.	(a)	Name of person for whose account the securities are to be sold.		(f)	Approximate date on which the securities are to be sold.
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.
	(c)	Such person’s address, including zip code.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	November 20, 2006	See Note 1	Issuer	716,078	See Note 1	See Note 1

INSTRUCTIONS:
If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Remarks: Note 1: The Reporting Person acquired his shares in connection with the consummation of a reverse merger on October 31, 2006 and subsequent stock split of AgFeed common stock (November 20, 2006). The Reporting Person did not pay any cash consideration for his shares, but surrendered his equity interest in the acquired entity in the reverse merger for shares of AgFeed  Industries, Inc.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

January 7, 2010	/s/ JunQing Xiong
Date of Notice	(Signature)
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)